Richard Baumann Partner (212) 735-8834 rbaumann@morrisoncohen.com

May 23, 2011

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

RE:	Pittsburgh & West Virginia Railroad
Definitive Proxy Statement on Schedule 14A filed April 29, 2011, as amended
File No. 001-05447

Dear Mr. Hindin,

I write on behalf of the Pittsburgh & West Virginia Railroad (the "Trust") in response to your letter dated May 19, 2011 to me providing comments on the Trust's definitive proxy statement referred to above.  A separate statement by the Trust, in the form of a letter dated today's date from the Chairman and CEO of the Trust to you, accompanies this response letter.  In addition, contemporaneously with sending this response letter, the Trust is filing its Amendment No. 2 to its definitive proxy statement referred to above.  For your convenience, a copy of that filing accompanies this response letter.

Response to Comment No. 1

The Trust has given thorough consideration to the issue you raise.  In its view:

The trust is an unincorporated business trust established under Pennsylvania law.  As I have confirmed with the Trust’s Pennsylvania legal counsel, Pennsylvania law provides the Trust’s board of trustees (the “Board”) with broad powers to regulate the governance of the Trust, including, without limitation, the voting methods used in respect of meetings of holders of beneficial interests in the Trust (the Trust’s “shareholders”).  As confirmed by management’s review of the Trust’s public filings,1  the Trust has for at least 10 years used cumulative voting in connection with shareholder meetings for the purposes of electing trustees to the Board.  As a matter of Pennsylvania law, and under the Trust’s Declaration of Trust and Regulations (the Trust’s “Constituent Documents”), there would be no impediment to the Board amending the Trust’s method of shareholder voting from cumulative to non-cumulative, or vice versa, and back again, at any time, including as late as during the Trust’s annual meeting.  Nor is any shareholder input required for the Board to take any such acts.  To the extent shareholders may be deemed to be on notice of the scope of the Board’s powers in this regard based on the contents of Pennsylvania law and of the Trust’s Constituent Documents, they have been on notice of these powers of the Board for many years.

1 As you may know from the Trust’s recent public filings, the Trust’s current management and many of its current Board joined the Trust during late 2010 and early 2011. In the time since, management has sought to review the Trust’s records and clarify any discrepancies discovered or pointed out to them.

909 Third Avenue, New York, NY 10022-4784  ∙  p:212.735.8600  ∙  f:212.735.8708  ∙  www.morrisoncohen.com

Perry J. Hindin
U.S. Securities and Exchange Commission
May 23, 2011

Nevertheless, the Trust fully agrees that its shareholders should have sufficient advance notice in writings directed to them of the voting methods to be used at the Trust’s annual meetings, in order to help them make reasonably informed voting decisions.  The Trust strongly believes that its shareholders have received just such notice in regard to the Trust’s scheduled May 26, 2011 annual meeting (its “upcoming annual meeting”).  The Trust’s proxy statements have for at least 10 years contained precisely the same disclosure as to cumulative voting that the current definitive proxy statement contains.  Therefore, what the Trust’s shareholders have received in the mail so far in regard to the method of voting to be used at the upcoming annual meeting is precisely what they have been used to receiving for years. On May 11, 2011, in his preliminary proxy statement filed with the SEC but not yet mailed to any shareholders, Mr. Paul M. Dorsey asserted that, regardless of past practices of the Trust, the Trust’s Constituent Documents require non- cumulative voting.2  On May 16, 2011, the Trust ratified the use of cumulative voting, to reflect the long-held practice of the Trust and to do away with any ambiguity that Mr. Dorsey’s filing may have created as to the matter.  The Trust publicly disclosed this ratification in a Form 8-K that it filed with the SEC on May 17, 2011, to which the Trust attached copies of the relevant ratification documents in order to perfect the record of exhibits filed in connection with the Trust’s public filings.

The Trust believes that the pattern of events described above leaves shareholders with absolutely no doubt as to the use to be made of cumulative voting at the upcoming annual meeting, and does so in ample time to enable them to make reasonably informed voting decisions at the Trust's upcoming annual meeting as scheduled.

Response to Comment No. 2

Contemporaneously with sending this response letter, the Trust is filing an Amendment No. 2 to its definitive proxy statement referred to above.   The Trust has considered whether the contents of this amendment are sufficiently material or complex that the timing of their publication may not afford shareholders a sufficient period of time within which to make reasonably informed voting decisions.  The Trust believes this is not the case, as most of the items have been previously disclosed in public documents filed by the Trust with the SEC or are of a nature that would not materially affect voting decisions on the matters in issue at the upcoming annual meeting.  The Trust respectfully submits that the annual meeting should be held exactly as scheduled.

2 Two of the four candidates on the alternative Board slate that Mr. Dorsey endorses in his preliminary proxy statement were long-time members of the Board during the years as to which Mr. Dorsey implies dissatisfaction with the state of the Trust's records.

Perry J. Hindin
U.S. Securities and Exchange Commission
May 23, 2011

Response to Comment No. 3

The Trust acknowledges your reminder and notes its intention to include a form of proxy in future definitive proxy statement filings.

Response to Comment No. 4

The Trust notes its intention to include page numbers in future proxy statement filings.

Response to Comment No. 5

The Trust did not intend to rely on a blanket incorporation by reference of its annual report on Form 10-K in order to comply with any particular disclosure requirements governing its definitive proxy statement.  In addition, after reviewing its definitive proxy statement again, the Trust does not believe that it relied on the incorporation by reference of information in its annual report on Form 10-K in response to any disclosure requirement governing its definitive proxy statement that did not expressly permit such incorporation.  In the last text paragraph of its Amendment No. 2 to its definitive proxy statement, the Trust is amending the language you pointed out and is removing reference to incorporation by reference.  The Trust notes that, consistent with applicable disclosure and mailing requirements, it included a copy of its annual report with its definitive proxy statement and proxy form when it distributed such annual meeting-related materials to its shareholders in April 2011.

Response to Comment No. 6

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Voting Procedures”.  I note that you have confirmed that the reference in your letter to four proposals was unintended.

Response to Comment No. 7

The Trust notes its intention to ensure that future proxy statement filings comply with the requirements of Exchange Act Rule 14a-16, including Rule 14a-16(d)(1).

Perry J. Hindin
U.S. Securities and Exchange Commission
May 23, 2011

Response to Comment No. 8

The Trust confirms that it is not soliciting discretionary authority to cumulate votes at its upcoming annual meeting.

Response to Comment No. 9

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Voting Procedures”.

Response to Comment No. 10

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Voting Procedures”.

Response to Comment No. 11

The Trust so confirms.

Response to Comment No. 12

The Trust has responded by providing the additional disclosure for the relevant nominees included in Amendment No. 2 to its definitive proxy statement under the heading “Proposal Number 1: Election of Trustees”.  The Trust notes that it originally disclosed that Mr. Lesser is, and has been for the past 15 years, president of Hudson Bay Partners, LP, an investment firm focused on real estate, real estate-related situations and alternative energy.  Intelligen Power Systems LLC is a wholly owned subsidiary of Hudson Bay Partners, LP.  The Trust does not believe that it omitted any required information as to Mr. Lesser's occupation and employment by disclosing his role at Hudson Bay Partners, LP without also disclosing his status as president of Intelligen Power Systems.

Response to Comment No. 13

The Trust does not currently need extensive office premises.  For the time being, Mr. Lesser has arranged for the Trust to use office space at Intelligen Power Systems LLC, a wholly-owned subsidiary of Hudson Bay Partners, LP.  This arrangement will be reviewed over time, as necessary, if and when the Trust's office needs change.  There is no written agreement between the Trust and Intelligen in regard to this arrangement, and the Trust does not pay Intelligen for the office premises that it uses.   The Trust is adding disclosure in regard to this arrangement in Amendment No. 2 to its definitive proxy statement, under the heading "Related Party Transactions".

The Trust and Intelligen have different telephone numbers and they do not share a common switchboard.  For reference, Intelligen’s website lists its contact number as 631-920-0560 and the EPA website referenced in your letter lists Intelligen’s number as 212-705-0371.  The Trust’s phone number is 212-750-0373.

Perry J. Hindin
U.S. Securities and Exchange Commission
May 23, 2011

Response to Comment No. 14

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Proposal Number 1: Election of Trustees”.

Response to Comment No. 15

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Proposal Number 2: Ratification of Independent Accountants”.

Response to Comment No. 16

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Remuneration”.

Response to Comment No. 17

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Remuneration”.

Response to Comment No. 18

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Remuneration”.

Response to Comment No. 19

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Related Party Transactions”.  In addition, the Trust confirms that there are no additional currently proposed transactions requiring disclosure in accordance with Items 404(a) or (d) of Regulation S-K.

Perry J. Hindin
U.S. Securities and Exchange Commission
May 23, 2011

Response to Comment No. 20

The Trust has always considered the participation of Mr. Lesser and his affiliates in its 2011 rights offering an important matter for disclosure to its shareholders and others, and has sought to disclose that matter appropriately, including in multiple disclosures made in the Trust's public registration statement relating to the rights offering and the rights offering prospectus sent to all shareholders.  That registration statement was incorporated by reference in the Trust’s annual report on Form 10-K filed with the SEC and sent to all shareholders along with the definitive proxy statement.  In all events, the Trust is adding disclosure in regard to this participation in Amendment No. 2 to its definitive proxy statement under the heading "Related Party Transactions".

Response to Comment No. 21

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Shareholder Proposals”.

Response to Comment No. 22

The Trust has responded by providing the additional disclosure included in Amendment No. 2 to its definitive proxy statement under the heading “Other Matters”.

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Should you have any questions or concerns regarding any of the foregoing, please do not hesitate to contact me.

Sincerely,

/s/

Richard Baumann

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